Adesto Technologies Corporation

3600 Peterson Way

Santa Clara,  CA  95054

June 25, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:          Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Re:        Adesto Technologies Corporation

Registration Statement on Form S-3

Filed May 9, 2018

File No. 333-224790

Via EDGAR - Acceleration Request

Requested Date:             June 27, 2018

Requested Time:            4:00 p.m. Eastern Time

Ladies and Gentlemen:

Adesto Technologies Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes William L. Hughes or Mark A. Leahy, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

Sincerely,

Adesto Technologies Corporation

By:	/s/ Ron Shelton
Ron Shelton
Chief Financial Officer

cc:        William L. Hughes, Esq.

Mark A. Leahy, Esq.

Fenwick & West LLP